Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

SUPPLEMENTAL NOTICE OF EGM

Reference is made to the notice of the 2017 first extraordinary general meeting (the “EGM”) dated 22 September 2017 of China Southern Airlines Company Limited (the “Company”). The EGM will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Wednesday, 8 November 2017 at 2:30 p.m.

The board of directors of the Company (the “Board”) the motion made by China Southern Air Holding Company, a controlling shareholder of the Company, for additional proposals to be submitted to the EGM for approval by the shareholders of the Company. After careful deliberation and discussion, the Board resolved unanimously to approve the additional proposals to be submitted to the EGM for review. The format and procedure for the proposed submission of additional resolutions were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolutions as special resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 17 October 2017 (the “Circular”):

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

15.	To consider the resolution regarding the amendment proposal of the Articles of Association of China Southern Airlines Company Limited.

16.	To consider the resolution regarding the amendment proposal of the Procedural Rules of the Shareholders’ General Meeting of China Southern Airlines Company Limited.

17.	To consider the resolution regarding the amendment proposal of the Procedural Rules of the Board of Directors of China Southern Airlines Company Limited.

18.	To consider the resolution regarding the amendment proposal of the Procedural Rules of the Supervisory Committee of China Southern Airlines Company Limited.

(For the details of the amendment proposals, please refer to the appendix of the Circular.)

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

 17 October 2017

As at the date of this notice, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	Save for the inclusion of the newly proposed resolution, there are no other changes to the resolutions set out in the notice of EGM dated 22 September 2017. Please refer to the notice of EGM for the other resolutions to be passed at the EGM and other relevant matter.

2.	Since the proxy form sent together with the Circular (the “First Proxy Form”) does not contain the proposed additional resolution as set out in this supplemental notice of EGM, a new proxy form (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental”) notice of EGM.

3.	The Second Proxy Form for use at EGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the EGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be).

4.	A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

5.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

(i)	If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

(ii)	If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 2:30 p.m. on Tuesday, 7 November 2017, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)	If the Second Proxy Form is lodged with the Company’s H share registrar after 2:30 p.m. on Tuesday, 7 November 2017, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

6.	Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

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